Exhibit 99.1

Medigus Enters the Wireless Charging Market for Electric Vehicle with New Autonomous Technology

Medigus entered an agreement to acquire IP and know-how including a provisional patent submitted in the USA for electric vehicles' wireless robotic charging pad

OMER, Israel, January 8, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today the expansion of its electric vehicle operations with a purchase agreement for the IP and know-how including a provisional patent for a robotic charging pad for wireless charging of electric vehicles.

The new technology is a wireless charging system platform that can automatically self-align itself with a vehicle that requires electric charging. The state-of-the-art autonomous Wireless Power Transfer (WPT) technology will seamlessly and efficiently charge the vehicle upon demand.

Pursuant to the agreement, Medigus shall buy all rights, title and interest of every kind and character throughout the world in and to the IP, know-how and provisional patent to the full extent of its ownership or interest for an aggregate amount of $75,000. Medigus plans to invest up to an additional $150,000 in the initial development of the technology and proof of concept. Medigus plans to consolidate its electric vehicle and wireless charging activities including the new technology under a new subsidiary that it intends to form.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing its intention to expand its electric vehicle operations and investments, the incorporation of a dedicated subsidiary for this purpose, as well as the planned features and functionality of the Wireless Power Transfer Technology. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.